

Mail Stop 3561

December 3, 2007

Mr. Nirmal K. Tripathy
Executive Vice President and
Chief Financial Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

      Re: **The TJX Companies, Inc.**
              Form 10-K for the Fiscal Year Ended January 27, 2007
              Filed March 28, 2007
              File No. 1-4908

Dear Mr. Tripathy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              William Choi
              Branch Chief